

March 15, 2016

<u>Via E-mail</u>
R. David Banyard
President and Chief Executive Officer
Myers Industries Inc.
1293 South Main Street
Akron, Ohio 44301

Re: Myers Industries Inc.
Preliminary Proxy Statement filed on Schedule 14A
PRE 14A filing made on March 9th, 2016 by Myers Industries Inc.
File Number: 001-08524

Dear Mr. Banyard,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

<u>PREC14A filing made on March 9, 2016</u>

1. Please revise the proxy statement and form of proxy to include the disclosure required by Rule 14a-6(e)(1), or advise. The letter to shareholders, while filed under cover of Schedule 14A, is outside the scope of the information required in the proxy statement as defined in Rule 14a-1(g). Refer to Rules 14a-3(a) and Rule 14a-101.

2. We noticed that the proxy statement and other soliciting material, along with the annual report, will be available at a dedicated website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

3. Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, a statement suggesting the proxy statement will be affirmatively mailed to shareholders appears in the Notice of the Annual Meeting as distinguished from the preliminary proxy statement itself. Please revise or advise.

Myers Industries Inc.
c/o Mr. R. David Banyard
March 15, 2016
P a g e | **2**

<u>Voting for Proposals and Proxy Voting, pages 2-3</u>

4. The quasi-tabular presentation indicates, in the narrative relating to Proposal 1, that broker non-votes will exist. Accordingly, brokers appear to be entitled to vote uninstructed shares with respect to this proposal. Under NYSE Rule 452, and the more recent interpretations thereof, however, all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold. Disclosure at page three indicates, however, that shares cannot be voted absent the transmission of instructions to a broker, bank or other nominee. Please confirm the accuracy of the existing disclosure by providing us with written affirmation the statement cited from page two of the issuer's proxy statement is correct, and reconcile it with the disclosure appearing on page three, or revise the disclosure accordingly.

<u>Notice of Other Potential Nominees, page 9</u>

5. Please confirm that Myers Industries will revise its preliminary or file a supplement to its definitive proxy statement to include any disclosures required by Items 4(b) and 5(b) to the extent not already provided in the event GAMCO files a preliminary proxy statement.

<u>Proposal No. 3 - Advisory Vote, to Approve Executive Compensation, page 38</u>

6. Disclose the current frequency of shareholder advisory votes on executive compensation and when the next such vote will occur, or advise. See Item 24 of Schedule 14A.

<u>Copy of the Form 10-K, page 44</u>

7. Advise us, with a view towards revised disclosure, how the issuer intends to comply with Rule 14a-3(b) given that the mailing of the Form 10-K appears to be conditioned upon the receipt of a shareholder request for delivery.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its participants in the solicitation are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Myers Industries Inc.
c/o Mr. R. David Banyard
March 15, 2016
P a g e | **3**

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Jim Brown, Esq.
Benesch, Friedlander, Coplan & Aronoff LLP